AngloGoldAshanti

Notice of 2025 Annual General Meeting

MINING TO EMPOWER PEOPLE AND ADVANCE SOCIETIES

This document is important and requires your immediate attention.

This document is important and requires your immediate attention. If you are in any doubt about the action you should take with respect to the matters described below, you should immediately consult your stockbroker, legal counsel, accountant or other professional financial adviser. If you have sold or otherwise transferred all your ordinary shares in AngloGold Ashanti plc, please pass this document together with the accompanying proxy card as soon as possible to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the ordinary shares.

Notice of 2025 Annual General Meeting

The 2025 Annual General Meeting of Shareholders (the "AGM") of AngloGold Ashanti plc (the "Company") will be held at, and broadcast from, 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, USA on

Tuesday, 27 May 2025
9:00 a.m. Mountain Daylight Time ("MDT")
4:00 p.m. British Summer Time ("BST")
5:00 p.m. South African Standard Time ("SAST")

About this Notice

The Company has either:

(1) sent you a notice of availability (the "Notice of Availability") notifying you how to electronically access a copy of this Notice of Annual General Meeting and the Company's annual report and accounts for the year ended 31 December 2024 (the "2024 ARA" and together with this Notice of Annual General Meeting, the "AGM Materials"); or

(2) mailed you a paper copy of the AGM Materials and a proxy card in paper format.

You received these AGM Materials because you were a Shareholder of Record or a Beneficial Owner (as defined below) as of the close of business on Friday, 4 April 2025 (the "Record Date").

Entitlement to Vote

A **Shareholder of Record** is a person appearing on the register of members of the Company at the close of business on the Record Date. A **Beneficial Owner** is a person who holds ordinary shares through a bank, broker, central securities depository participant ("CSDP"), or Depositary Interests, Shareholder of Record or other agent (sometimes referred to as holding shares "in street name").

All Shareholders of Record are entitled to receive notice of, and to attend and vote at, the AGM. Beneficial Owners generally cannot vote their ordinary shares directly and instead must instruct the bank, broker, CSDP, Depositary (being Computershare Investor Services plc), Shareholder of Record or agent through which such Beneficial Owner holds their ordinary shares how to vote their ordinary shares.

If you are a Shareholder of Record, you may vote online, by telephone, or by completing, dating and signing your proxy card and returning it by mail. If you are a Beneficial Owner, you may vote by following the process indicated by your bank, broker, CSDP, Depositary, Shareholder of Record or agent through which you hold your ordinary shares. Please refer to Part 4 for more information.

Voting in Advance

Your vote counts. To make sure your ordinary shares are represented, please cast your vote as soon as possible in one of the ways noted here. **Votes submitted by Shareholders of Record online, by telephone or by way of mailing the proxy card must be received no later than 9:59 p.m. MDT on Friday, 23 May 2025**. If you are a Beneficial Owner, you should cast your vote no later than the time indicated by your bank, broker, CSDP, Depositary, Shareholder of Record or agent through which you hold your ordinary shares. Please refer to Part 4 for more information. Depositary Interest holders should refer to Part 4 for how voting instructions can be provided.

Joining the Meeting and Voting on the Day of the AGM

We are pleased to advise that a live webcast of the AGM will be available and shareholders will be able to attend, vote and submit questions by visiting *www.virtualshareholdermeeting.com/AU2025* and entering the 16-digit control number found on your proxy card or voting instruction form, or obtained upon request from your bank, broker, CSDP, Depositary, Shareholder of Record or agent through which you hold your ordinary shares. We encourage you to access the webcast prior to the scheduled start time of the AGM. If you encounter any difficulties accessing the virtual meeting, please call the technical support number that will be posted on the virtual AGM log-in page.

 **Online:** at www.proxyvote.com

 **Telephone:** Call 1 (800) 690 6903

 **QR Code**: Scan this QR code

 **Mail:** Complete, sign and date your proxy card or voting instruction form and return it in the envelope provided

Part 1: Chair's Letter



Jochen Tilk | Chairperson
Board of Directors of AngloGold Ashanti plc

**Dear Shareholder,
I am writing to you with details of our 2025 Annual General Meeting of AngloGold Ashanti plc (the "Company") to be held at, and broadcast from, 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, USA on Tuesday, 27 May 2025 at 9:00 a.m. MDT/4:00 p.m. BST/5:00 p.m. SAST (the "AGM").**

We invite shareholders to join the AGM virtually by following the instructions set out in this document. Shareholders will be able to view a live video feed of the AGM, submit voting instructions and submit questions either in writing or via an audio line.

Board of Directors of the Company (the "Board")

This will be my first AGM as Chairperson of the Board, having succeeded Maria Ramos who retired at our AGM last year, and I am honoured to have been appointed. Bruce Cleaver and Nicky Newton-King will also be joining us for the first time following their appointments as independent Non-executive Directors of the Board in July 2024. They are a great addition to the AngloGold Ashanti Board and we are delighted to welcome them. As they have been appointed since the last AGM, they will both retire and stand for election for the first time at this AGM.

Rhidwaan Gasant, Lead Independent Director, will be retiring as a Non-executive Director at the conclusion of the meeting and will, therefore, not be offering himself for re-election at the AGM. The Board extends its heartfelt thanks to him for his tremendous contributions over the past fourteen years and we wish him all the very best in his future endeavours.

In accordance with the Company's Articles of Association, all of the other directors will be retiring and standing for re-election at this year's AGM.

Formal Notice

The formal notice of the AGM is set out on page 4 of this document, which sets out the business to be considered at the AGM, together with explanatory notes to the resolutions on pages 5 and 6 of this document. There are no resolutions being proposed other than the standard items of business.

Annual Report and Accounts

A copy of the annual report and accounts for the year ended 31 December 2024 is available at *reports.anglogoldashanti.com* and hard copies have been posted to each Shareholder of Record.

Voting

Your vote is important. We encourage shareholders to vote in advance of the AGM online, by telephone or by mail. You can appoint a proxy or proxies to exercise all or any of your rights to participate and vote at the AGM by using one of the methods set out in Part 4 of this document. A proxy card or, if relevant, a voting instruction form, is enclosed with this document to enable you to exercise your voting rights accordingly.

Recommendation

The Board considers that all of the resolutions are in the best interests of the Company and its shareholders as a whole and are therefore likely to promote the success of the Company. The directors unanimously recommend that you vote in favour of all of the resolutions being proposed, as they intend to do in respect of their own beneficial holdings.

Yours faithfully,

Jochen Tilk
Chairperson
Board of Directors of AngloGold Ashanti plc
7 April 2025

Part 2: Notice of 2025 Annual General Meeting

Notice is hereby given that the 2025 Annual General Meeting of the shareholders of AngloGold Ashanti plc (the "Company") will be held at, and broadcast from, 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, USA on Tuesday, 27 May 2025 at 9:00 a.m. MDT/4:00 p.m. BST/5:00 p.m. SAST to consider and, if the requisite shareholder support is received, to pass the resolutions set out below, all of which will be proposed as ordinary resolutions.

Resolution 1 – Receipt of 2024 Annual Report and Accounts
To receive and consider the Company's annual report and accounts for the year ended 31 December 2024 (the "2024 ARA"), together with the reports of the directors and the statutory auditors thereon.

Resolution 2 – Directors' Remuneration Report
To approve the Directors' Remuneration Report for the year ended 31 December 2024 as set out in the 2024 ARA.

Resolution 3 – Election of Director
To elect Mr. Bruce Cleaver as a director.

Resolution 4 – Election of Director
To elect Ms. Nicky Newton-King as a director.

Resolution 5 – Re-election of Director
To re-elect Dr. Kojo Busia as a director.

Resolution 6 – Re-election of Director
To re-elect Mr. Alberto Calderon as a director.

Resolution 7 – Re-election of Director
To re-elect Ms. Gillian Doran as a director.

Resolution 8 – Re-election of Director
To re-elect Mr. Alan Ferguson as a director.

Resolution 9 – Re-election of Director
To re-elect Mr. Albert Garner as a director.

Resolution 10 – Re-election of Director
To re-elect Ms. Jinhee Magie as a director.

Resolution 11 – Re-election of Director
To re-elect Ms. Diana Sands as a director.

Resolution 12 – Re-election of Director
To re-elect Mr. Jochen Tilk as a director.

Resolution 13 – Re-appointment of Statutory Auditors
To re-appoint PricewaterhouseCoopers LLP as statutory auditors of the Company until the conclusion of the next annual general meeting of the Company.

Resolution 14 – Remuneration of Statutory Auditors
To authorise the Audit and Risk Committee of the Company to determine the remuneration of the Company's statutory auditors for and on behalf of the Board.

Resolution 15 – Ratification of Appointment of Independent Registered Public Accountants
To ratify the appointment of PricewaterhouseCoopers Inc. as independent registered public accountants of the Company for the year ending 31 December 2025.

Resolution 16 – Authority to Make Political Donations
To authorise the Company and any company which is a subsidiary of the Company at the time this resolution is passed or becomes a subsidiary of the Company at any time during the period for which this resolution has effect, to:

a. make donations to political parties and independent election candidates;

b. make donations to political organisations other than political parties; and

c. incur political expenditure,

provided that with respect to each of the foregoing categories, any such donations or expenditure made by the Company, or a subsidiary of the Company, do not in the aggregate exceed £100,000. This authority shall have effect during the period beginning with the date on which this resolution is passed and ending at the conclusion of the next annual general meeting of the Company (or, if earlier, close of business on the date falling 15 months after the date on which this resolution is passed).

By order of the Board

Jochen Tilk
Chairperson
Board of Directors of AngloGold Ashanti plc
7 April 2025

Registered office:
4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom
Registered in England and Wales
Company No. 14654651

Part 3: Explanatory Notes to the Resolutions

The following pages provide an explanation of the resolutions to be proposed at the 2025 Annual General Meeting ("AGM"). All resolutions will be proposed as ordinary resolutions. For an ordinary resolution to be passed, more than 50% of the votes cast must be in favour.

Notes to Resolution 1 – 2024 Annual Report and Accounts
Resolution 1 is to receive the 2024 ARA, together with the reports of the directors and the statutory auditors thereon. The directors are required to present to the meeting the 2024 ARA, including the strategic report, the directors' report and the statutory auditors' report. These can be accessed on the Company's website at *www.reports.anglogoldashanti.com*.

Notes to Resolution 2 – Directors' Remuneration Report
Resolution 2 is to approve the Directors' Remuneration Report. This vote is advisory and the directors' right to remuneration is not conditional on the outcome of this vote. The Directors' Remuneration Report can be found in the 2024 ARA.

The Company's statutory auditors, PricewaterhouseCoopers LLP, have audited those parts of the Directors' Remuneration Report which are required to be audited and their report can be found in the 2024 ARA. The Directors' Remuneration Report has been approved by the Board based on the recommendation of the Compensation and Human Resources Committee of the Company and signed by a director on behalf of the Board.

Notes to Resolutions 3 to 12 – Election and Re-election of Directors
All directors shall retire and stand for re-election on an annual basis in accordance with the Company's Articles of Association.

Mr. Bruce Cleaver and Ms. Nicky Newton-King were appointed independent Non-executive Directors of the Company with effect from 22 July 2024. As their appointments were since the last AGM, resolutions 3 and 4 propose their elections as required by the Company's Articles of Association.

Resolutions 5 to 12 (inclusive) propose the re-election of each of the directors of the Company (other than Mr. Bruce Cleaver and Ms. Nicky Newton-King), which will take effect at the conclusion of the AGM.

The Board is content that each Non-executive Director proposed for election or re-election is independent in character and there are no relationships or circumstances likely to negatively affect their character or judgement. The Board has also formally reviewed the performance of the directors and determined that they continue to perform effectively and make an effective contribution to the work of the Board, and demonstrate commitment to the role, including commitment of time for the Board and the relevant Committee meetings and all other applicable duties.

Each director's biographical details can be found on pages 7 to 9 of this Notice and in the Company's 2024 ARA, with their skills and experience illustrating why each director's contribution is, and continues to be, important to the Company's long-term sustainable success. The Board believes this information is sufficient to enable shareholders to make an informed decision in respect of the appointments.

Notes to Resolutions 13 and 14 – Re-appointment of Statutory Auditors and Remuneration of Statutory Auditors
Resolution 13 is to approve the re-appointment of PricewaterhouseCoopers LLP as the statutory auditors of the Company for the purposes of the UK Companies Act. The statutory auditors will hold office until the conclusion of the next annual general meeting.

The UK Companies Act requires that the statutory auditors of the Company are re-appointed at each general meeting at which accounts are laid. On the recommendation of the Audit and Risk Committee of the Company (the "ARC"), the Board proposes the re-appointment of the Company's existing statutory auditors, PricewaterhouseCoopers LLP.

The vote for Resolution 13 is binding upon the Company.

Resolution 14 seeks shareholder authorisation for the ARC to determine the remuneration of the statutory auditors for the purposes of the UK Companies Act. The ARC annually reviews the audit fee structure and terms of engagement.

Notes to Resolution 15 – Ratification of Appointment of Independent Registered Public Accountants
Resolution 15 is to ratify the appointment of PricewaterhouseCoopers Inc. as the independent registered public accountants of the Company for the year ending 31 December 2025. The independent registered public accountants are appointed pursuant to U.S. legal and regulatory requirements.

The ARC concluded that the retention of PricewaterhouseCoopers Inc. is in the best interests of the Company and its shareholders and appointed PricewaterhouseCoopers Inc. as the Company's independent registered public accountants for the year ending 31 December 2025. The Company is asking its shareholders to ratify the selection of PricewaterhouseCoopers Inc. as its independent registered public accountants for the year ending 31 December 2025.

Although ratification is not required by the Company's Articles of Association or otherwise, the Board is submitting the selection of PricewaterhouseCoopers Inc. to the Company's shareholders for ratification as a matter of good corporate practice.

In the event the Company's shareholders do not ratify the appointment, the appointment will be reconsidered by the ARC. Even if the selection is ratified, the ARC may in its discretion select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Notes to Resolution 16 – Authority to Make Political Donations
The Company is seeking authority under this resolution to allow the Company and any of its subsidiaries to make political donations or incur political expenditure up to a limit of £100,000 for each category of donation or expenditure set out in the resolution. It is not the Company's policy or intention to make political donations or expenditures, and no political donations were made in the year ended 31 December 2024 in the view of the Company. However, it is possible that certain routine activities undertaken by the Company and its subsidiaries might unintentionally fall within the scope of the provisions controlling political donations and expenditure, which are very broad and open to interpretation.

Any political donations or expenditure regulated by the UK Companies Act must be approved by shareholders at a general meeting and be disclosed in the annual report for the year ending 31 December 2025. Accordingly, in common with many other UK public limited companies, the directors seek shareholders' approval for political donations and expenditure to be made by the Company, to avoid inadvertently contravening the UK Companies Act. The authority being sought will be effective from Tuesday, 27 May 2025 until the end of next year's annual general meeting (or, if earlier, 15 months from the date of the AGM), unless previously renewed, revoked or varied by the Company in a general meeting.























Biographical Information

Jochen Tilk (61)

Chairperson – Independent Non-executive Director

BSC and MSc in Mining Engineering

Board Committee membership

N

Appointed: 1 January 2019*

Board tenure: 6 years 3 months

Career and experience

Jochen is the former executive chair of Nutrien Inc., a Canadian global supplier of agricultural products and services. Prior to this he served as president and CEO of Potash Corporation. Jochen had a 25 year career with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company's president and CEO. During this time he helped significantly grow the company's market capitalisation and led multi-billion dollar capital expenditure programmes. He is currently chair of the Princess Margaret Cancer Foundation, a not-for-profit organisation.

Skills and attributes which support strategy and long-term success

Jochen has extensive leadership experience and is an expert in the mining industry. He has undertaken a broad range of involvement in stakeholder engagement and considerations. Jochen has a proven track record of growing organisations and leading large-scale capital expenditure programmes and change management.

Current external appointments

- Independent non-executive director of Emera Inc. (TSX: EMA)

Alberto Calderon (65)

Chief Executive Officer

PhD ECon, MPhil ECon, MA, Juris Doctor, BA Econ

Board Committee membership

Appointed: 1 September 2021*

Board tenure: 3 years 7 months

Career and experience

Alberto's career spans roles across the mining, petroleum, and energy sectors. Prior to joining AngloGold Ashanti, he was the former CEO of Orica. He previously held key leadership positions at BHP Group Plc including group executive and chief executive aluminum, nickel and corporate development, and group executive and chief commercial officer. He was the former CEO of Cerrejón Coal Company, an integrated thermal coal mine in Colombia and CEO of the Colombian oil company, Ecopetrol, as well as holding senior leadership positions in the International Monetary Fund and the Colombian government.

Skills and attributes which support strategy and long-term success

Alberto has a deep understanding of the mining industry and has held extensive leadership positions in the natural resources sector. He has a proven track record of decisive action, balanced with the ability to develop strong and sustainable relationships with stakeholders.

Current external appointments

- Director of International Council on Mining and Metals

Gillian Doran (48)

Chief Financial Officer

FCCA

Board Committee membership

Appointed: 1 January 2023*

Board tenure: 2 years 3 months

Career and experience

Gillian has over 25 years of experience in finance and commercial roles across a number of industries, predominantly natural resources and also construction and manufacturing. Prior to joining AngloGold Ashanti, Gillian served as CFO for Rio Tinto's Global Aluminium division. Her career at Rio Tinto spanned over 15 years, including a number of senior finance roles within operations, regional business units and Group headquarters.

Skills and attributes which support strategy and long-term success

Gillian is an expert in financial accounting, planning and performance management and has extensive experience in investment, transformation and strategy initiatives. She is a seasoned international executive leader having previously worked and lived in Europe, North America and Australia.

Current external appointments

None

Kojo Busia (62)

Independent Non-executive Director

PhD, MA, BA

Board Committee membership

A S

Appointed: 1 August 2020*

Board tenure: 4 years 8 months

Career and experience

Kojo has over 25 years of experience in African natural resources governance and management, working at both bilateral and multilateral organisations. Kojo was previously chief of the Natural Resources Management Section, Technology, Climate Change and Natural Resource Management Division, at the United Nations Economic Commission for Africa (UNECA).

Skills and attributes which support strategy and long-term success

Kojo has significant experience in the governance of large-scale organisations. A sustainability strategist and international development specialist, particularly in the context of African mineral resources, he brings extensive environmental, social and governance experience to the boardroom.

Current external appointments

- Director of Green Africa Minerals FZCo
- Director of AMV Resources Partners Ltd

A Audit and Risk Committee | C Compensation and Human Resources Committee | N Nominations and Governance Committee | S Social, Ethics and Sustainability Committee | ● Committee Chair

Biographical Information *continued*

 

Bruce Cleaver (59)

Independent Non-executive Director

B.Sc LLB (Cape Town), LLB (Cantab)

Board Committee membership
Ⓐ Ⓢ

Appointed: 22 July 2024
Board tenure: 8 months

Career and experience

Bruce was CEO of global diamond company De Beers Group from 2016 to early 2023 before becoming co-chair until the end of 2023, during which time he led wide-scale transformation initiatives. Bruce joined De Beers as general counsel and prior to this was a partner at Webber Wentzel, a leading South African law firm. Bruce is also involved in various non-profit initiatives.

Skills and attributes which support strategy and long-term success

Bruce brings experience in strategic consultancy, government relations and stakeholder management. He has extensive commercial and mining experience and a proven track record in managing complex global industrial businesses across production, products, sales and innovation.

Current external appointments

- Chair of Gemfields Group Limited (JSE: GML and AIM: GEM)

 

Alan Ferguson (67)

Independent Non-executive Director

BSc, CA (Scotland)

Board Committee membership
Ⓐ Ⓒ Ⓝ

Appointed: 1 October 2018*
Board tenure: 6 years 6 months

Career and experience

Alan is the former CFO of FTSE-listed platinum producer Lonmin Plc and, prior to that, was CFO at BOC plc and Inchcape Plc. He has had an extensive non-executive director career serving on a number of boards including Johnson Matthey, Croda International and The Weir Group. Alan is a member of the Business Policy Panel of the Institute of Chartered Accountants of Scotland and a member of the leadership team of the UK Audit Committee Chair's Independent Forum.

Skills and attributes which support strategy and long-term success

As a chartered accountant and an ex-CFO of three FTSE-listed companies, Alan is highly experienced in a range of finance roles, with over a decade of experience leading audit committees. He has extensive experience in a number of sectors including mining and has deep financial, corporate governance and business experience.

Current external appointments

- Independent non-executive director of Harbour Energy plc (LSE: HBR)

 

Albert Garner (69)

Independent Non-executive Director

BSE, Magna Cum Laude and High Honors in Aerospace and Mechanical Sciences

Board Committee membership
Ⓐ Ⓒ Ⓝ

Appointed: 1 January 2015*
Board tenure: 10 years 3 months

Career and experience

Albert worked with Lazard Frères & Co. LLC for over 40 years in various leadership positions, including vice chair and managing director. He led their special committee practice and corporate finance practice and also chaired their fairness opinion committee. Albert has acted as lead advisor to in excess of 50 companies and their boards on transformative transactions.

Skills and attributes which support strategy and long-term success

Albert has extensive experience in capital markets, corporate finance and mergers and acquisitions. He has an active understanding of investor sentiment and is skilled at developing financial strategy. He has extensive knowledge of corporate governance and business best practice.

Current external appointments
None

 

Jinhee Magie (57)

Independent Non-executive Director

CPA, CA (Ontario, Canada), BCom

Board Committee membership
Ⓐ Ⓢ

Appointed: 1 June 2023*
Board tenure: 1 year 10 months

Career and experience

In her executive career, Jinhee was the former CFO and senior vice president of Lundin Mining Corporation, a Canadian-based international metals company, overseeing financial reporting, treasury, tax and information technology (including cybersecurity). Prior to that, she was director of corporate compliance for LionOre Mining International.

Skills and attributes which support strategy and long-term success

Jinhee is a finance executive with extensive public company experience in the areas of corporate strategy, capital markets, mergers and acquisitions and information technology, particularly within the mining industry. She has a proven track record for developing and achieving strategic objectives leading to organisational change and business growth.

Current external appointments

- Director of Lithium Americas Corp (TSX NYSE: LAC)
- Director of Star Royalties Limited (XTSX: STRR)

 Audit and Risk Committee    Compensation and Human Resources Committee    Nominations and Governance Committee    Social, Ethics and Sustainability Committee    Committee Chair





















Biographical Information *continued*

Nicky Newton-King (58)

Independent Non-executive Director

BA, LLB, LLM LLD (hc)

Board Committee membership

C S

Appointed: 22 July 2024

Board tenure: 8 months

Career and experience

Nicky is the former CEO of the Johannesburg Stock Exchange. Nicky is a corporate finance and securities regulation lawyer and a former partner at Webber Wentzel, a leading South African law firm. She currently chairs the Council at Stellenbosch University and is trustee of the Johannesburg Holocaust and Genocide Centre.

Skills and attributes which support strategy and long-term success

Nicky has deep expertise in capital markets, corporate governance and broader business management. She has significant experience serving on the boards of large listed companies and their risk and social and ethics committees and is a thought leader on ESG matters.

Current external appointments

- Director of Investec (LSE: INVP and JSE: INP, INL)
- Director of MTN Group Limited (JSE: MTN)

Diana Sands (59)

Independent Non-executive Director

CPA, BBA, MBA

Board Committee membership

A C N

Appointed: 1 June 2023*

Board tenure: 1 year 10 months

Career and experience

In her executive career, Diana held senior executive finance and governance positions at The Boeing Company including SVP Office of Internal Governance and Administration which oversaw ethics and investigations, compliance risk management, internal audit, security, and internal services. She also held roles as corporate controller, and head of investor relations and financial planning. She previously served on the boards of PDC Energy Inc and SP Plus Corporation.

Skills and attributes which support strategy and long-term success

Diana has over 30 years of business experience across multiple industries and disciplines and is a Board-approved SEC financial expert. She has experience serving on a variety of boards. Her deep understanding of accounting, audit and control environments derives from knowledge gained during lengthy tenures in senior finance positions.

Current external appointments

- Director VMO Aircraft Leasing

* *On 25 September 2023, the Group completed a corporate restructuring whereby its operations were reorganised under a new parent company, AngloGold Ashanti plc incorporated in England and Wales and tax resident in the UK, with a primary listing of its ordinary shares on the NYSE. Upon completion of the corporate restructuring, AngloGold Ashanti plc became the successor issuer to AngloGold Ashanti Limited and all members of the AngloGold Ashanti Limited Board of Directors became members of the AngloGold Ashanti plc Board of Directors. Appointment and tenure is shown from the date the director joined the AngloGold Ashanti Limited board. Directors joined the AngloGold Ashanti plc Board on 23 September 2023, with the exception of Alberto Calderon who joined the AngloGold Ashanti plc Board on 10 February 2023 to support the restructure.*

A Audit and Risk Committee | C Compensation and Human Resources Committee | N Nominations and Governance Committee | S Social, Ethics and Sustainability Committee | ● Committee Chair

Part 4: Important Notes for the AGM

1. Some of the resolutions are required to be approved by shareholders on a regular basis under English company law. There is generally not an analogous requirement under applicable U.S. laws and regulations. As such, while these resolutions may be familiar and routine to shareholders who are accustomed to being shareholders of companies incorporated in the United Kingdom, other shareholders may be less familiar with these routine resolutions and should review and consider each resolution carefully.

2. In accordance with the Company's Articles of Association, all resolutions will be taken on a poll. Voting on a poll will mean that each shareholder who is entitled to vote and is present at the AGM in person, or virtually, may cast (or direct the casting of) one vote for each ordinary share held. This is also the case for a shareholder present by proxy. A proxy may cast one vote for each ordinary share to which their appointment relates.

3. If more than one joint Shareholder of Record votes (including voting by proxy), the only vote which will count is the vote of the person whose name is listed before the other voters on the Company's register of members.

4. Beneficial Owners of ordinary shares on the Record Date generally have the right to direct their bank, broker, CSDP, Depositary, Shareholder of Record or other agent through which they hold their ordinary shares on how to vote the ordinary shares and are also invited to attend the AGM. However, as Beneficial Owners are not Shareholders of Record of the relevant ordinary shares, they may not vote their ordinary shares at the AGM unless they request and obtain a legal proxy from their bank, broker, CSDP, Depositary, Shareholder of Record or other agent through which they hold their ordinary shares.

5. Any Shareholder of Record or person holding a valid proxy attending the AGM has the right to ask questions. The Chair and the Board will endeavour to answer any questions put forward at the AGM, unless the Chair considers that answering the question would interfere with the proper and orderly conduct of the meeting, the proportionate discussion of any item of business or the maintenance of good order generally.

6. In accordance with the UK Companies Act, and the Company's Articles of Association, a Shareholder of Record who is entitled to attend and vote at the AGM is entitled to appoint another person as their proxy to exercise all or any of their rights to attend and to speak and vote at the AGM and to appoint more than one proxy in relation to the AGM (provided that each proxy is appointed to exercise the rights attached to different ordinary shares). Such proxies need not be Shareholders of Record but must attend the AGM and vote as the Shareholder of Record instructs. Further details regarding the process of appointing a proxy, voting and the related deadlines are set out in the *Voting Process and Revocation of Proxies* section on page 11.

7. Pursuant to section 527 of the UK Companies Act, Shareholders of Record meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:

   a. the audit of the Company's accounts (including the statutory auditor's report and the conduct of the audit) that are to be laid before the AGM; or

   b. any circumstance connected with a statutory auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the UK Companies Act.

   The Company may not require the Shareholders of Record requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the UK Companies Act. Where the Company is required to place a statement on a website under section 527 of the UK Companies Act, it must forward the statement to the Company's statutory auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the UK Companies Act to publish on a website.

   The results of the polls taken on the resolutions at the AGM and any other information required by the UK Companies Act will be made available on the Company's website as soon as reasonably practicable following the AGM and for a period of two years thereafter.

8. Any electronic address provided either in this document or any related documents may only be used for the limited purposes specified herein and not to communicate with the Company by electronic means or for any other more general purpose. Except as provided above, shareholders who have general queries about the AGM should email *investors@anglogoldashanti.com* or *companysecretary@anglogoldashanti.com*, as no other methods of communication will be accepted.

Part 4: Important Notes for the AGM *continued*

9. You are entitled to attend the AGM virtually or in person if you are a Shareholder of Record or if you hold a valid proxy for the AGM. You will be able to vote at the AGM, even if you have previously submitted your proxy. If you vote at the AGM, it will have the effect of revoking any previously submitted proxy card or voting instruction form. Shareholders are encouraged to attend the AGM virtually by following the instructions set out in this document. To be admitted to the AGM in person, please bring photo ID and a copy of your proxy card (if you are a Shareholder of Record) or your legal proxy (if you are a Beneficial Owner), which you will be asked to present at the registration desk. Beneficial Owners must obtain a legal proxy from their bank, broker, CSDP, Depositary, Shareholder of Record or other agent through which they hold their ordinary shares and bring it to the AGM.

Voting process and revocation of proxies

If you are a Shareholder of Record, there are three ways to vote by proxy:

- **Online –** You can vote your ordinary shares online at *www.proxyvote.com*. You will need to enter the 16-digit control number located on your proxy card. We encourage you to vote online even if you received this document in the mail.

- **Telephone –** You can vote your ordinary shares by calling 1-800-690-6903 and providing the 16-digit control number located in a box on your proxy card. If you wish to appoint a proxy other than the Chair of the meeting, you should complete and return by mail your proxy card or appoint your proxy online at *www.proxyvote.com* by following the instructions above.

- **Mail –** If you received this document by mail, or if you requested paper copies of this Notice of Annual General Meeting, you can vote by mail by completing, dating, signing and returning the proxy card in the envelope provided.

Telephone and online voting facilities for Shareholders of Record will be available 24 hours a day. **Votes submitted online, by telephone or by way of mailing the proxy card must be received no later than 9:59 p.m. MDT on Friday, 23 May 2025**. Submitting your proxy by any of these methods will ensure that your vote is recorded but will not affect your ability to attend and vote at the AGM.

If you are a Beneficial Owner, you will receive instructions from the bank, broker, CSDP, Depositary, Shareholder of

Record or other agent through which you hold your ordinary shares. If you wish to vote in person at the meeting, you must obtain a legal proxy from the bank, broker, CSDP, Depositary, Shareholder of Record or other agent through which you hold your ordinary shares and bring it with you to the AGM.

If you sign and return your proxy card, but do not give voting instructions, the ordinary shares represented by that proxy will be voted as recommended by the Board as described in this document. If any other matters are properly brought up at the AGM (other than the proposals contained in this document), then the named proxy or proxies will have the authority to vote your ordinary shares on those matters in accordance with their discretion and judgment. The Board is currently not aware of any matters to be raised at the AGM other than the proposals contained in this document.

If you vote online or by telephone, you appoint the named proxies in the same manner as if you signed, dated and returned a proxy card by mail.

The Company has retained Broadridge Financial Services to receive and tabulate the proxies. If you submit proxy voting instructions and direct how your ordinary shares should be voted, the individuals named as proxies must vote your ordinary shares in the manner you indicate.

A Shareholder of Record who has given a proxy may revoke it at any time before it is exercised at the AGM by:

- attending the AGM and voting virtually or in person;

- voting again online or by telephone (only the last vote cast by each Shareholder of Record will be counted), provided that the Shareholder of Record does so before 9:59 p.m. MDT on Friday, 23 May 2025;

- delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted online or by telephone, but prior to the date of the AGM, stating that the proxy is revoked; or

- signing and delivering a subsequently dated proxy card prior to the vote at the AGM.

You should send any written notice or new proxy card to Vote Processing, c/o Broadridge Financial Services, 51 Mercedes Way, Edgewood, NY 11717, USA.

If you are a Shareholder of Record, you may request a new proxy card by emailing *investors@anglogoldashanti.com*.

ANY SHAREHOLDER OWNING ORDINARY SHARES IN STREET NAME (AS A BENEFICIAL OWNER) MAY GENERALLY CHANGE OR REVOKE PREVIOUSLY GIVEN VOTING INSTRUCTIONS BY CONTACTING THE BANK, BROKER, CSDP, DEPOSITARY, SHAREHOLDER OF RECORD OR OTHER AGENT THROUGH WHICH IT HOLDS THE ORDINARY SHARES OR BY OBTAINING A LEGAL PROXY FROM SUCH BANK, BROKER, CSDP, DEPOSITARY, SHAREHOLDER OF RECORD OR OTHER AGENT AND VOTING IN PERSON AT THE AGM. YOUR LAST VOTE, PRIOR TO OR AT THE AGM, IS THE VOTE THAT WILL BE COUNTED.

Beneficial Owners on the Depositary Interest Register

The provisions of this section are applicable to Beneficial Owners on the Depositary Interest Register ("Depositary Interest Holders"). Depositary Interest Holders may direct Computershare to vote the ordinary shares represented by their Depositary Interests as follows:

Mail:

Complete and return a Form of Instruction to Computershare using the reply-paid envelope that accompanied the Form of Instruction or by posting it to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom. To be effective, all Forms of Instruction must be received by Computershare by 2:00 p.m. (BST) / 7:00 a.m. (MDT) on Thursday, 22 May 2025. Computershare, as your proxy, will then make arrangements to vote your underlying ordinary shares according to your instructions.

CREST:

Depositary Interest Holders who wish to instruct their Custodian on how to vote through the CREST electronic proxy appointment service may do so for the AGM and any adjournment thereof by using the procedures described in the CREST manual. CREST personal members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & International Limited's specifications and must contain the information required for such instructions, as described in the CREST manual. All messages relating to the appointment of a proxy or an instruction to a previously appointed proxy must be transmitted so as to be received

by Computershare (ID: 3RA50) no later than 2:00 p.m. (BST) / 7:00 a.m. (MDT) on Thursday, 22 May 2025.

Normal system timings and limitations will apply in relation to the input of CREST Proxy Instructions. It is therefore the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable their CREST sponsor(s) or voting service provider(s) are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 as amended.

If a Depositary Interest Holder or a representative of that holder wishes to attend the AGM and/or vote at the AGM in person, they must contact the Depositary, Computershare Investor Services PLC, with a Letter of Representation from their broker or nominee and provide this letter by email to *!UKALLDITeam2@computershare.co.uk* by 2:00 p.m. (BST) / 7:00 a.m. (MDT) on Thursday, 22 May 2025. On receipt, the Depositary will issue a separate Letter of Representation authorising attendance on behalf of the Depositary Interest Custodian, Computershare Trust Company NA. The Depositary Interest Holder or a representative of that holder should present the original Letter of Representation upon attendance at the AGM in order to gain entry to the AGM. Depositary Interest Holders that do not follow the above process will be unable to represent their position in person at the AGM. The completion of the Form of Instruction will not preclude a holder from attending the AGM and participating in person once such Letter of Representation has been issued.

Beneficial Owners on the South African Section of the Company's Register

The provisions of this section are applicable to Beneficial Owners on the South African section of the Company's register which are dematerialised through Strate Proprietary Limited ("**Dematerialised Holders**").

Dematerialised Holders should promptly provide their bank, broker, CSDP, Shareholder of Record or other agent through which they hold their ordinary shares with instructions as to how to vote in relation to their shareholdings in accordance with the instructions provided to them by their bank, broker, CSDP, Shareholder of Record or other agent through which they hold their ordinary shares.

Part 4: Important Notes for the AGM *continued*

Dematerialised Holders wishing to attend the AGM virtually or in person should promptly contact their bank, broker, CSDP, Shareholder of Record or other agent through which they hold their ordinary shares to obtain a legal proxy to enable them to do so. As Dematerialised Holders are not Shareholders of Record of the relevant ordinary shares, they may not vote their ordinary shares at the AGM unless they request and obtain a legal proxy from their bank, broker, CSDP, Shareholder of Record or other agent through which they hold their ordinary shares.

Beneficial Owners on the Ghanaian Section of the Company's Register

The provisions of this section are applicable to Beneficial Owners who are holding fractional shares in the form of Ghanaian Depositary Shares ("**GhDSs**") and Beneficial Owners who are holding shares in the Company through the nominee arrangement with the Central Securities Depositary (GH) LTD (the "**Ghana Nominee**").

GhDS holders

In accordance with the AngloGold Ashanti Ghanaian Depositary Shares Agreement dated 26 April 2004, the right to vote at AGMs is limited to GhDS holders with a composite GhDS (i.e., 100 GhDSs). National Trust Holding Company Ltd (the "**Ghanaian Depositary**") will mail all appropriate notices, together with a voting instruction form, to the relevant GhDS holders who hold composite GhDSs. Upon receipt of a voting instruction form, the relevant GhDS holders should promptly instruct the Ghanaian Depositary, via the voting instruction form, on how to vote in relation to their shareholdings on their behalf in the manner such holders may direct.

Other Beneficial Owners (non-GhDS holders)

All other Ghanaian Beneficial Owners should promptly provide the Ghana Nominee with instructions as to how to vote in relation to their shareholdings in accordance with the instructions provided to them by the Ghana Nominee. As Ghanaian Beneficial Owners are not Shareholders of Record of the relevant ordinary shares, they may not vote their ordinary shares at the AGM unless they request and obtain a legal proxy from their bank, broker, CSDP, Shareholder of Record or other agent through which they hold their ordinary shares. Accordingly, Ghanaian Beneficial Owners wishing to attend the AGM virtually or in person should promptly contact the Ghana Nominee to obtain a legal proxy to enable them to do so.

Shareholder solicitation

The Company has engaged Georgeson Inc. to assist in soliciting voting by its shareholders in connection with the resolutions proposed by the Board.

Personal data

Attendees are reminded that their personal data may be processed for the purposes of the AGM in line with our privacy notice, a copy of which is available at *https://www.anglogoldashanti.com/privacy-policy/*.

Availability of materials and additional information

This Notice of Annual General Meeting, the 2024 ARA and other important documents including the Company's 2024 Sustainability Report, are available free of charge at *www.proxyvote.com* or on the Company's website at *www.reports.anglogoldashanti.com*.

Joining the meeting and voting on the day of the AGM

As noted at page 2 of this Notice of AGM, a live webcast of the AGM will be available and shareholders will be able to attend, vote and submit questions by visiting *www.virtualshareholdermeeting.com/AU2025* and entering the 16-digit control number found on your proxy card or voting instruction form, or obtained upon request from your bank, broker, CSDP, Depositary, Shareholder of Record or agent through which you hold your ordinary shares. If you are a beneficial holder you are encouraged to vote in advance as, in some circumstances, your control number may only grant access to attend and submit questions if joining the meeting virtually. We encourage you to access the webcast prior to the scheduled start time of the AGM. If you encounter any difficulties accessing the virtual annual meeting, please call the technical support number that will be posted on the virtual AGM log-in page. Once logged in, and at the commencement of the meeting, you will be able to follow the proceedings on your device.

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AngloGoldAshanti

The registered office of AngloGold Ashanti plc is located at 4th Floor, Communications House, South Street, Staines-upon-Thames, Surrey, TW18 4PR, United Kingdom. AngloGold Ashanti plc is incorporated and registered in England and Wales, with company number 14654651. AngloGold Ashanti plc's website is ***www.anglogoldashanti.com*** *and its telephone number is +44 (0)203 968 3320.*